Exhibit 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,					3 Months Ended March 31,
	2006	2007	2008	2009	2010	2011
Earnings calculation:
Income from continuing operations before income taxes and income from investment in unconsolidated affiliate	$605	$667	$640	$734	$793	$176
Interest on indebtedness	41	76	260	220	198	50
Estimated interest component of rental expense	31	32	41	38	37	10

Total adjusted earnings	$677	$775	$941	$992	$1,028	$236

Fixed charges:
Interest on indebtedness	$41	$76	$260	$220	$198	$50
Estimated interest component of rental expense	31	32	41	38	37	10

Total fixed charges	$72	$108	$301	$258	$235	$60

Ratio of earnings to fixed charges	9.4	7.2	3.1	3.8	4.4	3.9

Note: Interest component of rental expense estimated to be 1/3 of rental expense.